EXHIBIT 5.1
[Clifford Chance US LLP Letterhead]
October 21, 2005

Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172
Ladies and Gentlemen:
We have acted as counsel to Lennar Corporation (the “Company”) in connection with the Company’s offer to exchange $500,000,000 principal amount of its Series B 5.60% Senior Notes due 2015 (the “Notes”) and the guarantees of the Notes (the “Guarantees”) by subsidiaries of the Company (the “Guarantor Subsidiaries”), including the additional guarantees (the “Additional Guarantees”) from the eight additional subsidiaries of the Company (the “Additional Guarantors”) added by a Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended, for a like principal amount of the Company’s Series A 5.60% Senior Notes due 2015 (the “Series A Notes”). In that capacity, we are familiar with the proceedings, corporate and other, relating to the authorization and issuance of the Notes and the Series A Notes.
We have previously given the opinion that, based upon the foregoing, and such other examination of law and fact as we have deemed necessary when issued in exchange for a like amount of Series A Notes in the manner contemplated by the Registration, the Notes will have been legally issued and will be binding obligations of the Company.
Based upon the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that when issued in exchange for a like principal amount of Series A Notes in the manner contemplated by the Registration Statement, the Additional Guarantees will have been legally issued and will be binding obligations of the Additional Guarantors.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus that is a part of the Registration Statement.
Very truly yours,

/s/ Clifford Chance US LLP